SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

For the fiscal year ended December 31, 2013

OR

☐  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from                       to

Commission file number 1-12672

A.    Full title of the plan and the address of the plan, if different from that of the issuer named below:

AvalonBay Communities, Inc.

1996 Non-Qualified Employee Stock Purchase Plan

B.    Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

AvalonBay Communities, Inc.

Ballston Tower

671 N. Glebe Road, Suite 800

Arlington, VA 22203

Report of Independent Registered Public Accounting Firm

To the Compensation Committee of the Board of Directors

AvalonBay Communities, Inc.

1996 Non-Qualified Employee Stock Purchase Plan

We have audited the accompanying statements of financial condition of AvalonBay Communities, Inc. 1996 Non-Qualified Employee Stock Purchase Plan as of December 31, 2013 and 2012, and the related statement of changes in plan equity for each of the three years in the period ended December 31, 2013. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of the Plan at December 31, 2013 and 2012, and the changes in plan equity for each of the three years in the period ended December 31, 2013, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

McLean, Virginia

March 31, 2014

AVALONBAY COMMUNITIES, INC.

1996 NON-QUALIFIED EMPLOYEE STOCK PURCHASE PLAN

STATEMENTS OF FINANCIAL CONDITION

	12-31-13	12-31-12
Assets:
Receivable from AvalonBay Communities, Inc.:
Participant contributions	$—	$—
Employer contributions	—	—

Plan equity	$—	$—

See accompanying notes to financial statements.

AVALONBAY COMMUNITIES, INC.

1996 NON-QUALIFIED EMPLOYEE STOCK PURCHASE PLAN

STATEMENTS OF CHANGES IN PLAN EQUITY

	For the year ended
	12-31-13	12-31-12	12-31-11

Plan equity at the beginning of the year	$—	$—	$—
Additions:
Participant contributions	984,149	721,337	716,236
Employer contributions	173,814	127,269	215,851

Total additions	1,157,963	848,606	932,087

Deductions:
Purchase and distribution of common stock to participants	1,157,963	848,606	932,087

Plan equity at the end of the year	$—	$—	$—

See accompanying notes to financial statements.

AVALONBAY COMMUNITIES, INC.

1996 NON-QUALIFIED EMPLOYEE STOCK PURCHASE PLAN

NOTES TO FINANCIAL STATEMENTS

1.  The Plan

In October 1996, Bay Apartment Communities, Inc. (“Bay”) adopted the 1996 Non-Qualified Employee Stock Purchase Plan, as amended and restated (the “Plan”).  On June 4, 1998, Avalon Properties, Inc. merged with and into Bay, and in connection with such merger Bay was renamed AvalonBay Communities, Inc. (the “Company”).  The primary purpose of the Plan is to encourage common stock ownership by eligible directors and associates (the “Participants”). Beginning on January 1, 2005, the Plan was amended to change the purchase period to begin on April 1 and end on October 31.  Participants may contribute portions of their compensation during a purchase period and purchase common stock at the end thereof.  Participation in the Plan entitles each Participant to purchase the Company’s common stock at 85% of the lesser of the fair market value on the first business day of the applicable purchase period or the last business day of the applicable purchase period.

The Company has reserved 1,000,000 shares of common stock for Participants under the Plan of which 724,675 were available for issuance at December 31, 2013.

Participant Contributions

Full time employees who have completed one month of service with the Company as of the last day of the applicable election period are eligible to participate in the Plan.  Part time employees who have worked for the Company at least 1,000 hours during the twelve consecutive months preceding enrollment in the Plan are also eligible to participate.  Employees may make contributions to the Plan through payroll withholding only.  Directors who have completed one month as a member of the Board of Directors are eligible to participate in the Plan by making cash payments at any time during each purchase period.  Participants elect to participate in the Plan by submitting an election request to the Company’s third party plan administrator (the “Plan Administrator”).

Employer Contributions

Employer contributions represent the discount or aggregate difference between the market value of the Company’s common stock at the end of a purchase period and the established discounted purchase price.

Distributions

The Company’s transfer agent and registrar issues shares of common stock upon receipt of Participant and Employer contributions.  The transfer agent and registrar issues stock certificates to a Participant upon his or her written request.  Accordingly, all shares purchased under the provisions of the Plan are deemed to be immediately distributed to the Participants.  Participants generally may not sell shares they acquire under the Plan until at least six months have elapsed from the date of purchase.

Withdrawals

A Participant may withdraw all or any part of the contributions made during a purchase period by delivering an amended election to the Plan Administrator on or before the last day of such purchase period.  Upon such a withdrawal, the Participant may no longer have amounts withheld from payroll and contributed to the Plan during that purchase period.  Participant contributions on the accompanying Statements of Changes in Plan Equity are net of any withdrawals made during the purchase periods shown.

Plan Termination

The Board of Directors of the Company (the “Board”) may terminate this Plan and any purchase period at any time (together with any related contribution elections), provided, however, no such termination shall be retroactive unless the Board determines that applicable law requires a retroactive termination of this Plan.

2.  Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting.

Administrative Expenses

All administrative expenses of the Plan are paid by the Company.

Distributions

Distributions are recorded when common stock has been issued to Participants.

Subsequent Events

The Company has evaluated subsequent events for potential recognition and/or disclosure through the date these financial statements were issued.

In January 2014, the Plan was amended to establish two purchase periods of approximately six months each. The first purchase period begins January 1 and ends June 10, and the second purchase period begins July 1 and ends December 10.

In conjunction with the Plan amendment to institute two purchase periods during a calendar year, the Plan was also amended to add an evergreen option, whereby the election of a participant to participate in the plan will be automatically renewed for each subsequent purchase period until the participant changes such election.

3.  Internal Revenue Service Status

The Plan is not a qualified plan under Section 423(b) of the Internal Revenue Code. Participants are subject to any required tax withholding by the Company on the taxable compensation earned under the Plan.  Taxable compensation is determined as the difference between the discounted price paid by the Participant and the average of the high and low market price of the shares on the New York Stock Exchange on the date of purchase.

4.  Distributions

The following table summarizes stock purchased and distributed for the respective purchase periods:

Date of purchase	10-31-13	10-31-12	10-31-11

Purchase period end	10-31-13	10-31-12	10-31-11

Participant contributions	$984,149	$721,337	$716,236
Employer contributions	173,814	127,269	215,851

Market value of stock	$1,157,963	$848,606	$932,087

Market value of stock purchased and distributed per share	$125.05	$135.56	$133.69
Shares purchased and distributed	9,260	6,260	6,972

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

AVALONBAY COMMUNITIES, INC.
1996 NON-QUALIFIED EMPLOYEE
STOCK PURCHASE PLAN

		By:	AvalonBay Communities, Inc.

Dated: March 31, 2014		/s/ Thomas J. Sargeant
	Name:	Thomas J. Sargeant, Chief Financial Officer